Exhibit (a)(6)

The following is the text of an email message that the registrant intends to send to employees during the offer to exchange on or about August 20, 2002 and August 27, 2002.

        "This is a reminder to all employees with options eligible for the Option Exchange Program (i.e. you have options with an exercise price of $15.00 or greater). If you wish to participate in the Option Exchange Program, please submit your Election Form to Jennifer Baptiste in Human Resources (25 First St., 2nd Floor, Cambridge, Massachusetts 02141, Fax 617-386-5549). The Election Form must be received no later than 5 p.m. Eastern daylight savings time on Thursday, August 29, 2002. This is a firm deadline. We have attached a form of the Notice of Withdrawal that should be completed and delivered to Ms. Baptiste if you would like to rescind an Election Form you previously submitted. If you have any questions about the Option Exchange Program, please email exchangeprogram@atg.com. Thank you."